787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 9, 2012

Via EDGAR

Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Managed Account Series File Nos. 333-124463 and 811-21763

Dear Mr. Rupert:

On behalf of Managed Account Series (the “Registrant”), we are submitting this letter in response to your general comments provided to the undersigned on July 27, 2012 regarding the Registrant’s shareholder reports that have been filed on Form N-CSR and its registration statements that have been filed on Form N-1A with respect to the BlackRock U.S. Mortgage Portfolio (the “Fund”).

For your convenience, your comments are presented in summary form below and each comment is followed by the Registrant’s response.

Comment 1:	In the registration statement filed on August 27, 2010, it was disclosed that Fund’s investment adviser, BlackRock Advisors, LLC (“BlackRock”), has contractually agreed to waive all fees and pay or reimburse all expenses of the Fund, except extraordinary expenses. Reference to this waiver was removed in the Registrant’s registration statement filed on December 6, 2010. Please explain how and why this waiver was removed for the Fund. Please explain how this removal of the contractual waiver was communicated to shareholders. In light of the fact that the fee waiver arrangement was disclosed on the Fund’s expense table in the Fund’s Prospectus dated August 27, 2010, please explain how the Fund was able discontinue this fee waiver arrangement earlier than August 27, 2011.

New York Washington, DC Paris London Milan Rome Frankfurt Brussels

August 9, 2012

Response:	Prior to December 6, 2010, each series of the Registrant, including the Fund, was offered solely as an investment option for certain “wrap-fee” program accounts or other separate accounts managed by affiliates of BlackRock. The Registrant’s Board of Trustees (the “Board”), at a meeting on September 14-15, 2010, approved a proposal to change the share class structure of the Fund in order to offer retail share class options for the Fund. Under this proposal, the Fund’s existing share class was re-designated as Institutional Shares, and two new retail classes, Investor A Shares and Investor C Shares, were established. Shares of the Fund were made available for purchase by investors other than managed account program clients beginning on December 6, 2010 pursuant to the registration statement filed on that date.

In order to accommodate the establishment of the new retail share classes, the Board approved the removal, with respect to the Fund, of the then existing Fee Waiver and Expense Reimbursement Agreement between BlackRock and the Registrant dated as of September 29, 2006 (the “Waiver Agreement”). Under this arrangement, BlackRock had contractually agreed to waive all fees and pay or reimburse all expenses of the Fund, except extraordinary expenses. This Waiver Agreement was originally put in place for the Fund because the Fund was only available to managed account program clients who were paying a managed account program fee to the program adviser. It was necessary to remove this Fund-level Waiver Agreement in order to allow BlackRock to be compensated for the management services it is providing to the new retail investors through their investment in the Fund.

For the Fund’s existing and future managed account investors, BlackRock offsets the managed account program fee paid by such investors by their pro rata share of the Fund’s total expenses.

At the time of the Fund’s share class re-structuring, BlackRock sent all existing investors a revised Prospectus of the Fund that included an updated fee table reflecting the termination of the Waiver Agreement. BlackRock did not send a separate client communication regarding the Fund’s share class re-structuring, however, as it determined that such a communication would be unnecessarily confusing to the existing investors who would not experience any net increase in their managed account program fees (due to the offset described above).

The Registrant believes that the Fee Waiver was properly disclosed on the Annual Fund Operating Expenses table in the Fund’s Prospectus dated August 27, 2010 in accordance with Form N-1A, Item 3, Instruction 3(e), for at the time that the Prospectus filed, the Waiver Agreement was perpetual in nature with respect to the Fund. Specifically, under the terms of the agreement, the Waiver Agreement was effective for as long as shares of the Fund may be purchased and held only by or on behalf of managed account clients.

August 9, 2012

Comment 2:	The Registrant currently has on-file a Fee Waiver and Expense Reimbursement Agreement dated as of September 29, 2006. Please confirm whether this agreement is still valid for each series of the Registrant.
Response:	As noted above, the Waiver Agreement was discontinued for the Fund. The Waiver Agreement remains in effect for the other currently offered series of the Registrant, Global SmallCap Portfolio and Mid Cap Value Opportunities Portfolio. An amendment to the Waiver Agreement, removing the Fund from the Schedule A thereto, will be filed as an exhibit to the Registrant’s next annual update to its registration statement that is expected to file at the end of this month.
Comment 3:	The current prospectus for the Fund discloses a contractual fee waiver for the Fund’s Investor A Shares and Investor C Shares. This fee waiver is subject to a two-year recoupment period. Is there a separate fee waiver agreement in place that reflects this arrangement? If so, please file the agreement as an exhibit. Please provide additional disclosure to the Fund’s Registration Statement to more clearly reflect the recoupment provision.
Response:	As disclosed in the Fund’s current Prospectus, the Registrant is a party to an Expense Limitation Agreement with BlackRock with respect to the Fund’s Investor A Shares and Investor C Shares. This Expense Limitation Agreement will be filed as an exhibit to the Registrant’s next annual update to its registration statement that is expected to file at the end of this month.

In the next annual update of the Registrant’s registration statement, the Fund will add the following language to its Prospectus under the section entitled “Management of the Fund – BlackRock”:

With respect to the contractual agreement described above, if during the Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver or reimbursement from BlackRock, are less than the expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those prior two fiscal years under the agreement and (b) the amount by which the expense limit for that share class exceeds the operating expenses of the share class for the current fiscal year, provided that: (1) the Fund of which the share class is a part has more than $50 million in assets and (2) BlackRock or an affiliate serves as the Fund’s manager or administrator.

Comment 4:	The registration statement for the Registrant discloses breakpoints in the Fund’s management fees. These breakpoints are not reflected in the advisory agreement currently on file for the Fund. Was the advisory agreement amended to incorporate these breakpoints? Were there any other changes to the advisory agreement? If applicable, please file the amended advisory agreement as an exhibit.

August 9, 2012

Response:	The Registrant’s Investment Management Agreement was amended effective as of June 1, 2011 in order to institute breakpoints in the management fee payable by each currently offered series of the Registrant. There have been no other changes to the terms and conditions of the Investment Management Agreement. The Amendment to the Investment Management Agreement will be filed as an exhibit to the Registrant’s next annual update to its registration statement that is expected to file at the end of this month.
Comment 5:	As disclosed in the annual report for the period ended April 30, 2011, at the fiscal year ended April 30, 2011 the Fund had approximately $424M in total assets, $282M in liabilities and $141M in net assets. Please confirm that the Fund complies with the Section 18 asset coverage requirements.
Response:	The Registrant confirms that the Fund is in compliance with its Policies and Procedures pursuant to Section 18 of the Investment Company Act of 1940. The Fund’s net assets exceed the amount of liabilities subject to the Section 18 asset coverage requirements.
Comment 6:	It is noted that recent performance of the Fund shows a significant drop in December 2011, where the Fund lost approximately $0.40 or $0.05 per share, representing a 4-5% loss. Please describe the reasons for this loss in value, and in particular please explain whether this loss was a result of re-pricing portfolio securities.
Response:	The Fund paid out a short-term capital gain for all share classes of $0.357523 per share on ex-date December 21, 2011. The noted drop in the Fund’s net asset value reflects this distribution and is not the result of re-pricing portfolio securities.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

August 9, 2012

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.